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                             LORUS THERAPEUTICS INC.
                                    P R O X Y

                ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
                             LORUS THERAPEUTICS INC.
                    TO BE HELD ON THURSDAY, NOVEMBER 20, 2003

   THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF LORUS THERAPEUTICS INC.

                  The undersigned shareholder of Lorus Therapeutics Inc. (the "Corporation") hereby appoints, Dr. Jim Wright, or failing him, Graham Strachan, both being directors and/or officers of the Corporation, or instead of any of
the foregoing,                                     , as proxy of the
undersigned, to attend, vote and act for and on behalf of the undersigned at the annual meeting and special meeting of shareholders (the "Meeting") of the Corporation to be held on Monday, November 20, 2003 at 4:00 p.m. (Toronto time) at The Toronto Stock Exchange Conference Centre, 130 King Street West, Toronto, Ontario, and at all adjournments thereof, upon the following matters:

(1) FOR [ ] WITHHELD [ ] OR, IF NO SPECIFICATION IS MADE, FOR the appointment of auditors and in authorizing the directors to fix the remuneration of the auditors;

(2) FOR [ ] WITHHELD [ ] OR, IF NO SPECIFICATION IS MADE, FOR the election of directors;

(3) FOR [ ] AGAINST [ ] OR, IF NO SPECIFICATION IS MADE, FOR a resolution ratifying the amendment of the Corporation's existing stock option plan to increase the maximum amount of common shares reserved for issuance under such plan by 2,800,000 common shares, the full text of which resolution is set out in Appendix B of the management information circular (the "Circular");

(4) FOR [ ] AGAINST [ ] OR, IF NO SPECIFICATION IS MADE, FOR a resolution authorizing and adopting the 2003 stock option plan of the Corporation, including the issuance of an additional 5,782,081 common shares or, if the resolution to increase the number of common shares reserved for issuance under the Corporation's existing stock option plan set out in Appendix B of the Circular is not adopted by shareholders, to approve the issuance of 8,582,081 common shares pursuant to the 2003 stock option plan, the full text of which is set out in Appendix C of the Circular; and

(5) Such other business as may properly come before the Meeting or any adjournment thereof.



DATED:            , 2003.

-----------------------------------    -----------------------------------------
 Number of Common Shares                Signature of Shareholder


                                       -----------------------------------------
                                        Name of Shareholder
                                       (PLEASE PRINT CLEARLY)


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NOTES:

(1) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM/HER AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) To be valid, this proxy must be signed and deposited with Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1 Attention: Proxy Department, so as to arrive not later than 4:00 p.m. on Tuesday, November 18, 2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned Meeting.

(3)      If an individual, please sign exactly as your shares are registered.

         If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

         If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

         In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "SOLICITATION OF PROXIES - Non-Registered Holders" and "SOLICITATION OF PROXIES - Revocation" in the accompanying Circular and carefully follow the instructions of their intermediaries.

         All holders of shares should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

(4) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.